UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 6

PDC 2005-B LIMITED PARTNERSHIP
(Name of Issuer)

PDC 2005-B Limited Partnership
Petroleum Development Corporation
DP 2004 Merger Sub, LLC
Gysle R. Shellum
Barton R. Brookman, Jr.
Daniel W. Amidon
(Names of Persons Filing Statement)
Limited Partnership Units
(Title of Class of Securities)
(CUSIP Number of Class of Securities)

Daniel W. Amidon
1775 Sherman Street, Suite 3000
Denver, CO 80203
(303) 860-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)
This statement is filed in connection with (check the appropriate box):
a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,898,093.12	$1,498

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the 1,970.98 limited partnership units held by limited partners unaffiliated with Petroleum Development Corporation by $6,544 per limited partnership unit.

**	Calculated by multiplying the transaction valuation calculated above of $12,898,093.12 by 0.0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$724
Form or Registration No.:	SC13E3/A
Filing Party:	PDC 2005-B Limited Partnership
Date Filed:	February 24, 2011

Amount previously paid:	$774
Form or Registration No.:	Schedule 14A
Filing Party:	PDC 2005-B Limited Partnership
Date Filed:	December 3, 2010

INTRODUCTION
     This Amendment No. 6 to the transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by (i) PDC 2005-B Limited Partnership, a West Virginia limited partnership (the “Partnership,” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby); (ii) Petroleum Development Corporation, a Nevada corporation and managing general partner of the Partnership (“PDC”); (iii) DP 2004 Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of PDC (the “Merger Sub”); (iv) Gysle R. Shellum; (v) Barton R. Brookman, Jr.; and (vi) Daniel W. Amidon (Messrs. Shellum, Brookman and Amidon together with the Partnership, PDC and the Merger Sub, the “Filing Persons”).
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 16, 2010, as it may be amended from time to time (the “Merger Agreement”), among the Partnership, PDC and the Merger Sub. If the Merger Agreement is approved by the Partnership’s limited partners other than PDC and its affiliates (the “Investors”) and the other conditions to closing of the Merger (as defined below) are satisfied or waived, the Partnership will merge with and into the Merger Sub, with the Merger Sub continuing as the surviving entity (such transaction, the “Merger”). Upon consummation of the Merger, all of the Partnership’s outstanding limited partnership units held by Investors (other than limited partnership units held by Investors who properly exercise appraisal rights under West Virginia law) will be converted into the right to receive cash in an amount equal to $5,506 per limited partnership unit, plus the sum of the amounts withheld from per unit cash distributions by the Partnership from October 1, 2010 through February 28, 2011 for the partnership’s well refracturing plan, less the sum of the per unit cash distributions made after February 28, 2011 and before the closing date of the Merger (proportionally adjusted for partial limited partnership units). In light of increased commodity prices, if the merger agreement is approved by the investors and the merger consummated, PDC will offer to the Investors additional cash consideration in the amount of $1,038 per limited partnership unit (proportionally adjusted for partial limited partnership units). Following the consummation of the Merger, the Partnership will no longer be a publicly traded company, the Partnership will no longer be required to file reports with the SEC and the Investors will no longer participate in the Partnership’s future earnings or growth.
      On February 4, 2011, the Partnership filed a definitive proxy statement (the “Definitive Proxy Statement”) with the SEC under Regulation 14A of the Exchange Act relating to the special meeting of Investors at which the Investors will consider and vote upon proposals to approve and adopt (i) the Merger Agreement and (ii) an amendment to the Limited Partnership Agreement of the Partnership (“Partnership Agreement Amendment”). The adoption of the Merger Agreement and the Partnership Agreement Amendment each requires the affirmative vote of the holders of a majority of the outstanding limited partnership units held by Investors. On March 25, 2011, Investors of the partnership approved a proposal to adjourn the special meeting of Investors in order to allow time for the further solicitation of proxies from the Investors. The reconvened special meeting of the investors is scheduled to take place at 1775 Sherman Street, Suite 3000, Denver, Colorado 80203 on June 15, 2011, at 10:00 a.m., local time. Concurrently with the filing of this Transaction Statement, the Partnership is filing a proxy supplement (the “Proxy Supplement” and together with the Definitive Proxy Statement, the “Proxy Statement”) relating to certain information about the reconvened special meeting and the additional cash consideration being offered by PDC to the investors if the Merger transaction is approved and consummated.
     The cross-references below are being supplied in accordance with General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement, including all appendices thereto, of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including the appendices thereto, is incorporated in its entirety herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. This Schedule 13E-3 will be further amended to reflect the completion or amendment of the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person, and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

i

ITEM 1. SUMMARY TERM SHEET
Item 1001 of Regulation M-A:
     The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
     The information set forth in the Proxy Supplement under the caption “Update to Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
Item 1002 of Regulation M-A:
     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Parties to the Proposed Merger Transaction––PDC 2005-B Limited Partnership”

•	“Additional Business Information––PDC 2005-B Limited Partnership––General”
     (b) Securities. The information set forth in the Proxy Statement under the caption “Summary Term Sheet––Parties to the Proposed Merger Transaction––PDC 2005-B Limited Partnership” is incorporated herein by reference.
     (c) Trading Market and Price. There is no established trading market for the Partnership’s limited partnership units.
     (d) Dividends. The information set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009 under the caption “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” and the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Why is PDC making an offer to acquire the Partnership at this time?”

•	“Special Factors with Respect to the Merger––Alternatives to the Merger ––Comparison of the Merger to Continuing Operations”
The information set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010 under the caption “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” and the information set forth in the Proxy Supplement under the following captions are incorporated herein by reference:

•	“Update to Summary Term Sheet — Questions and Answers About the Additional Merger Consideration and the Adjourned Special Meeting — Why is PDC making an offer to acquire the partnership at this time?”

•	“Update to Special Factors with Respect to the Merger — Alternatives to the Merger — Update to Comparison of the Merger to Continuing Operations”

     (e) Prior Public Offerings. Not applicable.
     (f) Prior Stock Purchases. The information is set forth under the caption “Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers––Transactions in Limited Partnership Units” is incorporated herein by reference. The information set forth under the caption “Updated Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers—Transactions in Limited Partnership Units” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON(S).
Item 1003 of Regulation M-A:
     (a) Name and Address. PDC 2005-B Limited Partnership is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Parties to the Proposed Merger Transaction”

•	“Management”
The information set forth in the Proxy Supplement under the caption “Updated Management Information” is incorporated herein by reference.
     (b) Business and Background of Entities. The information set forth in the Proxy Statement under the caption “Summary Term Sheet—Parties” is incorporated herein by reference. None of PDC, the Partnership or the Merger Sub has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of PDC, the Partnership or the Merger Sub has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “Management” is incorporated herein by reference. The information set forth in the Proxy Supplement under the caption “Updated Management Information” is incorporated herein by reference. None of the officers or directors of PDC or the Merger Sub has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of such persons has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. TERMS OF THE TRANSACTION.
Item 1004 of Regulation M-A:
     (a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger”

•	“The Special Meeting—Investor Vote Required to Approve the Amendment to the Partnership Agreement and the Merger Agreement”

•	“Proposal 1—Approval of the Amendment to the Partnership Agreement”

•	“Proposal 2—Approval of the Merger Agreement”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”

•	“Appendix G––Form of Amendment to Partnership Agreement”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger”

•	“Proposal 2—Approval of the Merger Agreement”

•	“Method of Determining Amount of Additional Merger Consideration Offered”

     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

•	“Special Factors with Respect to the Merger—Effects of the Merger”

•	“Special Factors with Respect to the Merger—Conflicting Duties of PDC, Individually and as the General Partner”

•	“Special Factors with Respect to the Merger—Financial Interest of Officers and Directors”

•	“Rights of Dissenting Investors”

•	“The Merger Agreement”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger— Fairness of the Merger; Recommendation of the Special Committee”

•	“Update to Special Factors with Respect to the Merger— Conflicting Duties of PDC, Individually and as the General Partner”

     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Do I have dissenters’ rights?”

•	“Rights of Dissenting Investors”

•	“Appendix C––West Virginia Business Corporation Act––Appraisal Rights”
     The information set forth in the Proxy Supplement under the caption “Update to Summary Term Sheet—Questions and Answers About the Additional Merger Consideration and the Adjourned Special Meeting—What will I now receive if the proposed merger transaction is approved and consummated?” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. The Investors will be entitled to access PDC’s, the Merger Sub’s and the Partnership’s corporate records in the manner permitted by applicable federal and Nevada and West Virginia state laws. None of PDC, the Merger Sub, the Partnership or Messrs. Shellum, Brookman or Amidon has made any other provision to grant the Investors access to the corporate records of PDC, the Merger Sub or the Partnership, or for the Investors to obtain counsel or appraisal services at PDC’s, the Merger Sub’s or the Partnership’s expense.
     (f) Eligibility for Listing or Trading. Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Item 1005 of Regulation M-A:
     (a) Transactions. The information set forth in the Proxy Statement under the caption “Transactions Among the Partnership, PDC, the Merger Sub, and their Directors and Officers” is incorporated herein by reference. The information set forth in the Proxy Supplement under the caption “Updated Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers” is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner”

•	“Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Special Factors with Respect to the Merger— Background of the Merger”

•	“Update to Special Factors with Respect to the Merger— Conflicting Duties of PDC, Individually and as the General Partner”

•	“Updated Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”

     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner”

•	“Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Special Factors with Respect to the Merger— Background of the Merger”

•	“Update to Special Factors with Respect to the Merger— Conflicting Duties of PDC, Individually and as the General Partner”

•	“Updated Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner”

•	“Special Factors with Respect to the Merger––Financial Interests of Officers and Directors”

•	“Special Factors with Respect to the Merger ––Payment of Expenses and Fees”

•	“The Special Meeting––Solicitation of Proxies and Costs”

•	“The Merger Agreement”

•	“Security Ownership of Certain Beneficial Owners and Management”

•	“Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”

•	“Additional Business Information––PDC 2005-B Limited Partnership”

•	“Appendix A—Agreement and Plan of Merger”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Special Factors with Respect to the Merger— Conflicting Duties of PDC, Individually and as the General Partner”

•	“Update to Special Factors with Respect to the Merger—Payment of Expenses and Fees”

•	“Update to the Special Meeting—Solicitation of Proxies and Costs”

•	“Updated Security Ownership of Certain Beneficial Owners and Management”

•	“Updated Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”

•	“Updated Additional Business Information — PDC 2005-B Limited Partnership

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Item 1006 of Regulation M-A:
     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger—Termination of Registration and Reporting Requirements”

•	“Special Factors with Respect to the Merger ––Material U.S. Federal Income Tax Consequences”

•	“Special Factors with Respect to the Merger ––Accounting Treatment”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”
     The information set forth in the Proxy Supplement under the caption “Update to Summary Term Sheet” is incorporated herein by reference.
     (c)(1-8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger—Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger––Termination of Registration and Reporting Requirements”

•	“Special Factors with Respect to the Merger––Material U.S. Federal Income Tax Consequences”

•	“Special Factors with Respect to the Merger––Accounting Treatment”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger—Background of the Merger”

•	“Update to Special Factors with Respect to the Merger—PDC’s Reasons for the Merger”

•	“Update to Special Factors with Respect to the Merger—The Partnership’s Reasons for the Merger”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
Item 1013 of Regulation M-A:
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Purpose of the Proposed Merger Transaction”

•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Why is PDC making an offer to acquire the partnership at this time?”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Special Factors with Respect to the Merger––Fairness of the Merger; Recommendation of the Special Committee”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger––Termination of Registration and Reporting Requirements”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger—Background of the Merger”

•	“Update to Special Factors with Respect to the Merger—PDC’s Reasons for the Merger”

•	“Update to Special Factors with Respect to the Merger—The Partnership’s Reasons for the Merger”

•	“Update to Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Update to Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Alternatives to the Merger”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Special Factors with Respect to the Merger— Background of the Merger”

•	“Update to Special Factors with Respect to the Merger—Alternatives to the Merger”

     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Purpose of the Proposed Merger Transaction”

•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Why is PDC making an offer to acquire the partnership at this time?”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Special Factors with Respect to the Merger––Fairness of the Merger; Recommendation of the Special Committee”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger—Background of the Merger”

•	“Update to Special Factors with Respect to the Merger—PDC’s Reasons for the Merger”

•	“Update to Special Factors with Respect to the Merger—The Partnership’s Reasons for the Merger”

•	“Update to Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Update to Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger—General”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger––Effect on Net Book Value and Net Earnings of PDC and Merger Sub”

•	“Special Factors with Respect to the Merger––Termination of Registration and Reporting Requirements”

•	“Special Factors with Respect to the Merger––Material U.S. Federal Income Tax Consequences”

•	“Special Factors with Respect to the Merger––Accounting Treatment”

•	“Proposal 2––Approval of the Merger Agreement”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“Distribution of Cash Payments”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger—Effect on Net Book Value and Net Earnings of PDC and Merger Sub”

•	“Update to Proposal 2—Approval of the Merger Agreement”

•	“Method of Determining Amount of Additional Merger Consideration Offered”

ITEM 8. FAIRNESS OF THE TRANSACTION.
Item 1014 of Regulation M-A:
     (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Special Factors with Respect to the Merger––Fairness of the Merger; Recommendation of the Special Committee”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger—PDC’s Reasons for the Merger”

•	“Update to Special Factors with Respect to the Merger—The Partnership’s Reasons for the Merger”

•	“Update to Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Update to Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Special Factors with Respect to the Merger––Fairness of the Merger; Recommendation of the Special Committee”

•	“Special Factors with Respect to the Merger––Opinion of the Special Committee’s Financial Advisor”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“Rights of Dissenting Investors”

•	“Appendix B––Opinion of the Special Committee’s Financial Advisor”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger—Background of the Merger”

•	“Update to Special Factors with Respect to the Merger—PDC’s Reasons for the Merger”

•	“Update to Special Factors with Respect to the Merger—The Partnership’s Reasons for the Merger”

•	“Update to Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Update to Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

•	“Update to Special Factors with Respect to the Merger—Opinion of the Special Committee’s Financial Advisor”

•	“Method of Determining Amount of Additional Merger Consideration Offered”

•	“Appendix A— Opinion of the Special Committee’s Financial Advisor”

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Question and Answers About the Proposed Merger Transaction––What will investor approval of the proposed transaction mean for me?”

•	“The Special Meeting––Investor Vote Required to Approve the Amendment to the Partnership Agreement and the Merger Agreement”

•	“The Merger Agreement––Conditions to Complete the Merger”

•	“Appendix A––Agreement and Plan of Merger”
     The information set forth in the Proxy Supplement under the caption “Update to Summary Term Sheet—Questions and Answers About the Additional Merger Consideration and the Adjourned Special Meeting—— What will I now receive if the proposed merger transaction is approved and consummated?” is incorporated by reference.
     (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Special Factors with Respect to the Merger––Fairness of the Merger; Recommendation of the Special Committee”

•	“Special Factors with Respect to the Merger—Conflicting Duties of PDC, Individually and as the General Partner”

•	“Risk Factors—You were not independently represented in establishing the terms of the merger.”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger—Background of the Merger”

•	“Update to Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Update to Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

•	“Update to Special Factors with Respect to the Merger— Conflicting Duties of PDC, Individually and as the General Partner”

•	“Risk Factors—You were not independently represented in establishing the terms of the merger, including the additional merger consideration.”

     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Special Factors with Respect to the Merger––Fairness of the Merger; Recommendation of the Special Committee”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:
•	“Update to Summary Term Sheet”

•	“Update to Special Factors with Respect to the Merger—Background of the Merger”

•	“Update to Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to Investors”

•	“Update to Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

     (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Third-Party Offers”

•	“Third Party Offers”
The information set forth in the Proxy Supplement under the caption “Update to Special Factors with Respect to the Merger—Third-Party Offers” is incorporated by reference.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Item 1015 of Regulation M-A:
     (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Fairness of the Merger; Recommendation of the Special Committee”

•	“Special Factors with Respect to the Merger––Opinion of the Special Committee’s Financial Advisor”

•	“Appendix B––Opinion of the Special Committee’s Financial Advisor”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Update to Special Factors with Respect to the Merger—Background of the Merger”

•	“Update to Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

•	“Update to Special Factors with Respect to the Merger—Opinion of the Special Committee’s Financial Advisor”

•	“Appendix A— Opinion of the Special Committee’s Financial Advisor”

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Fairness of the Merger; Recommendation of the Special Committee”

•	“Special Factors with Respect to the Merger––Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as General Partner”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“Appendix B––Opinion of the Special Committee’s Financial Advisor”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•	“Update to Special Factors with Respect to the Merger—Background of the Merger”

•	“Update to Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

•	“Update to Special Factors with Respect to the Merger—Opinion of the Special Committee’s Financial Advisor”

•	“Update to Special Factors with Respect to the Merger— Conflicting Duties of PDC, Individually and as the General Partner”

•	“Method of Determining Amount of Additional Merger Consideration Offered”

•	“Appendix A— Opinion of the Special Committee’s Financial Advisor”

     (c) Availability of Documents. The opinion referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of PDC during its regular business hours by any interested Investor or by a representative of an Investor who has been so designated in writing. A copy of the opinion will be transmitted by PDC to any interested Investor or to a representative of an Investor who has been so designated in writing upon written request and at the expense of the requesting Investor.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
Item 1007 of Regulation M-A:
     (a) Sources of Funds. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Sources of Funds” is incorporated herein by reference. The information set forth in the Proxy Supplement under the caption “Update to Special Factors with Respect to the Merger—Sources of Funds” is incorporated herein by reference.
     (b) Conditions. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Sources of Funds” is incorporated herein by reference. The information set forth in the Proxy Supplement under the caption “Update to Special Factors with Respect to the Merger—Sources of Funds” is incorporated herein by reference.
     (c) Expenses. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Payment of Expenses and Fees” is incorporated herein by reference. The information set forth in the Proxy Supplement under the caption “Update to Special Factors with Respect to the Merger—Payment of Expenses and Fees” is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Sources of Funds” is incorporated herein by reference. The information set forth in the Proxy Supplement under the caption “Update to Special Factors with Respect to the Merger—Sources of Funds” is incorporated herein by reference.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Item 1008 of Regulation M-A:
     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger—Financial Interests of Officers and Directors”

•	“Security Ownership of Certain Beneficial Owners and Management”
The information set forth in the Proxy Supplement under the caption “Updated Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.
     (b) Securities Transactions. The information set forth in the Proxy Statement under the caption “Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers—Transactions in Limited Partnership Units” is incorporated herein by reference. The information set forth in the Proxy Supplement under the caption “Updated Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers” is incorporated by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
Item 1012 of Regulation M-A:
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger—Financial Interests of Officers and Directors” is incorporated herein by reference.

     (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet— Recommendation Regarding the Proposed Merger Transaction”

•	“Special Factors with Respect to the Merger––Fairness of the Merger; Recommendation of the Special Committee”

•	“The Special Meeting—Recommendation of the Special Committee”

•	“Proposal 1—Approval of the Amendment to the Partnership Agreement”

•	“Proposal 2—Approval of the Merger Agreement”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Summary Term Sheet—Other Important Considerations—Recommendation Regarding the Proposed Merger Transaction”

•	“Update to Special Factors with Respect to the Merger—Fairness of the Merger; Recommendation of the Special Committee”

•	“Update to the Special Meeting—Recommendation of the Special Committee”

•	“Proposal 2—Approval of the Merger Agreement”

ITEM 13. FINANCIAL STATEMENTS.
Item 1010 of Regulation M-A:
     (a) Financial Information. The financial statements and accompanying notes to the financial statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010, are incorporated herein by reference. In addition, the information included in the Proxy Supplement under the captions “Updated Summary Financial Information” and “Where You Can Find More Information” is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
Item 1009 of Regulation M-A:
     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Who can help answer my questions?”

•	“Special Factors with Respect to the Merger––Payment of Expenses and Fees”

•	“The Special Meeting––Solicitation of Proxies and Costs”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Summary Term Sheet—Questions and Answers About the Additional Merger Consideration and the Adjourned Special Meeting—— What will I now receive if the proposed merger transaction is approved and consummated?”

•	“Update to Special Factors with Respect to the Merger—Payment of Expenses and Fees”

•	“Update to the Special Meeting—Solicitation of Proxies and Costs”

     (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Who can help answer my questions?”

•	“Special Factors with Respect to the Merger––Payment of Expenses and Fees”

•	“The Special Meeting––Solicitation of Proxies and Costs”
     The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

•	“Update to Summary Term Sheet—Questions and Answers About the Additional Merger Consideration and the Adjourned Special Meeting—— What will I now receive if the proposed merger transaction is approved and consummated?”

•	“Update to Special Factors with Respect to the Merger—Payment of Expenses and Fees”

•	“Update to the Special Meeting—Solicitation of Proxies and Costs”

ITEM 15. ADDITIONAL INFORMATION.
Item 1011 of Regulation M-A:
     (b) There is no agreement or understanding, whether written or unwritten, between any of the executive officers of PDC, the Merger Sub or the Partnership, concerning any type of compensation whether present, deferred or contingent, that is based on or otherwise relates to the Merger.
     (c) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference. The information contained in the Proxy Supplement is incorporated herein by reference.
ITEM 16. EXHIBITS.
Item 1016 of Regulation M-A:

Exhibit Index

(a)(1)	Proxy Statement filed with the SEC on February 4, 2011 (incorporated by reference to the Schedule 14A filed by the Partnership on February 4, 2011).

(a)(2)	Form of proxy card, filed with the SEC with the Proxy Statement on February 4, 2011 (incorporated by reference to the Schedule 14A filed by the Partnership on February 4, 2011).

(a)(3)	Proxy Supplement filed with the SEC on May 4, 2011 (incorporated by reference to the Schedule 14A filed by the Partnership on May 4, 2011).

(a)(4)	Form of proxy card, filed with the SEC with the Proxy Supplement on May 4, 2011 (incorporated by reference to the Schedule 14A filed by the Partnership on May 4, 2011).

(b)(1)	Second Amended and Restated Credit Agreement dated as of November 5, 2010 among Petroleum Development Corporation, as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JP Morgan Chase Bank, N.A. as Administrative Agent, and J.P. Morgan Securities LLC, as Sole Bookrunner and Co-Lead Arranger and BNP Parribas, as Syndication Agent and Co-Lead Arranger (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Petroleum Development Corporation on November 12, 2010).

(c)(1)	Fairness Opinion of Houlihan Lokey Financial Advisors, Inc., dated as of November 12, 2010, attached as Appendix B to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on February 4, 2011).

(c)(2)	Discussion materials prepared by Houlihan Lokey Financial Advisors, Inc. and reviewed with the Special Committee on November 4, 2010 (incorporated by reference to the transaction statement on Schedule 13E-3 filed by the Partnership on December 3, 2010).

(c)(3)	Discussion materials prepared by Houlihan Lokey Financial Advisors, Inc. and reviewed with the Special Committee on November 12, 2010 (incorporated by reference to the transaction statement on Schedule 13E-3 filed by the Partnership on December 3, 2010).

(c)(4)	Fairness Opinion of Houlihan Lokey Financial Advisors, Inc., dated as of April 15, 2011, attached as Annex A to the Proxy Supplement (incorporated by reference to the Schedule 14A filed by the Partnership on May 4, 2011).

(c)(5)	Discussion materials prepared by Houlihan Lokey Financial Advisors, Inc. and reviewed with the Special Committee on April 15, 2011 (incorporated by reference to the transaction statement on Schedule 13E-3 filed by the Partnership on April 22, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of November 16, 2010, attached as Appendix A to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on February 4, 2011).

(d)(2)	Form of Amendment to Partnership Agreement, attached as Appendix G to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on February 4, 2011).

(d)(3)	PDC Letter to the Special Committee, dated as of February 28, 2011 (incorporated by reference to the transaction statement on Schedule 13E-3 filed by the Partnership on April 22, 2011).

(e)(1)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendation Regarding the Proposed Merger Transaction,” “Special Factors with Respect to the Merger––Background of the Merger,” “Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner” and “Risk Factors—You were not independently represented in establishing the terms of the merger” (incorporated by reference to the Schedule 14A filed by the Partnership on February 4, 2011).

(e)(2)	The information set forth in the Proxy Supplement under the captions “Update to Summary Term Sheet,” “Update to Special Factors with Respect to the Merger—Background of the Merger,” “Update to Special Factors with Respect to the Merger—Conflicting Duties of PDC, Individually and as the General Partner” “Risk Factors—You were not independently represented in establishing the terms of the merger, including the additional merger consideration” (incorporated by reference to the Proxy Supplement filed by the Partnership on May 4, 2011).

(f)(1)	Sections 31D-13-1301 through 1303, 1320 through 1326 and 1330 through 1331 of the West Virginia Business Corporations Act, attached as Appendix C to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on February 4, 2011).

(g)	None.

(h)	None.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDC 2005-B LIMITED PARTNERSHIP By: PETROLEUM DEVELOPMENT CORPORATION, its Managing General Partner

By:	/s/ Gysle R. Shellum
GYSLE R. SHELLUM,
Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Richard W. McCullough
RICHARD W. MCCULLOUGH,
Chairman and Chief Executive Officer

DP 2004 MERGER SUB, LLC By: PETROLEUM DEVELOPMENT CORPORATION, its Sole Member

By:	/s/ Richard W. McCullough
RICHARD W. MCCULLOUGH,
Chairman and Chief Executive Officer

GYSLE R. SHELLUM
/s/ Gysle R. Shellum
Gysle R. Shellum

BARTON R. BROOKMAN, Jr.
/s/ Barton R. Brookman, Jr.
Barton R. Brookman, Jr.

DANIEL W. AMIDON
/s/ Daniel W. Amidon
Daniel W. Amidon

Dated: May 4, 2011